UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

XTENT, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

984141 10 1

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984141 10 1

1.	Names of Reporting Persons Patrick F. Latterell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 2,828,190 shares(1)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 2,828,190 shares(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,828,190 shares(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.3%(2)

12.	Type of Reporting Person (See Instructions) IN

(1) Includes 2,020,425 shares held by Latterell Venture Partners II, L.P., 586,574 shares held by Latterell Venture Partners, L.P., 196,458 shares held by Latterell Venture Partners III, L.P., 9,822 shares held by LVP III Associates, L.P., 4,911 shares held by LVP III Partners, L.P., and 10,000 shares held by Latterell Management Company, L.L.C.  Latterell Capital Management, L.L.C. is the general partner of Latterell Venture Partners, L.P., Latterell Capital Management II, L.L.C. is the general partner of Latterell Venture Partners II, L.P., and Latterell Capital Management III, L.L.C. is the general partner of Latterell Venture Partners III, L.P., LVP III Associates, L.P. and LVP III Partners, L.P.  Patrick F. Latterell shares voting and investment power with Stephen M. Salmon and James N. Woody, the other members of Latterell Capital Management, L.L.C., Latterell Capital Management II, L.L.C., Latterell Capital Management III, L.L.C. and Latterell Management Company, L.L.C.  Patrick F. Latterell disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(2) This percentage is calculated based upon 23,015,613 shares of the Issuer’s common stock outstanding as of December 31, 2007.

CUSIP No. 984141 10 1

1.	Names of Reporting Persons Stephen M. Salmon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 2,828,190 shares(3)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 2,828,190 shares(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,828,190 shares(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.3%(4)

12.	Type of Reporting Person (See Instructions) IN

(3) Includes 2,020,425 shares held by Latterell Venture Partners II, L.P., 586,574 shares held by Latterell Venture Partners, L.P., 196,458 shares held by Latterell Venture Partners III, L.P., 9,822 shares held by LVP III Associates, L.P., 4,911 shares held by LVP III Partners, L.P., and 10,000 shares held by Latterell Management Company, L.L.C.  Latterell Capital Management, L.L.C. is the general partner of Latterell Venture Partners, L.P., Latterell Capital Management II, L.L.C. is the general partner of Latterell Venture Partners II, L.P., and Latterell Capital Management III, L.L.C. is the general partner of Latterell Venture Partners III, L.P., LVP III Associates, L.P. and LVP III Partners, L.P.  Stephen M. Salmon shares voting and investment power with Patrick F. Latterell and James N. Woody, the other members of Latterell Capital Management, L.L.C., Latterell Capital Management II, L.L.C., Latterell Capital Management III, L.L.C. and Latterell Management Company, L.L.C.  Stephen M. Salmon disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(4) This percentage is calculated based upon 23,015,613 shares of the Issuer’s common stock outstanding as of December 31, 2007.

CUSIP No. 984141 10 1

1.	Names of Reporting Persons James N. Woody

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 2,828,190 shares(5)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 2,828,190 shares(5)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,828,190 shares(5)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.3%(6)

12.	Type of Reporting Person (See Instructions) IN

(5) Includes 2,020,425 shares held by Latterell Venture Partners II, L.P., 586,574 shares held by Latterell Venture Partners, L.P., 196,458 shares held by Latterell Venture Partners III, L.P., 9,822 shares held by LVP III Associates, L.P., 4,911 shares held by LVP III Partners, L.P., and 10,000 shares held by Latterell Management Company, L.L.C.  Latterell Capital Management, L.L.C. is the general partner of Latterell Venture Partners, L.P., Latterell Capital Management II, L.L.C. is the general partner of Latterell Venture Partners II, L.P., and Latterell Capital Management III, L.L.C. is the general partner of Latterell Venture Partners III, L.P., LVP III Associates, L.P. and LVP III Partners, L.P.  James N. Woody shares voting and investment power with Patrick F. Latterell and Stephen M. Salmon, the other members of Latterell Capital Management, L.L.C., Latterell Capital Management II, L.L.C., Latterell Capital Management III, L.L.C. and Latterell Management Company, L.L.C.  James N. Woody disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(6) This percentage is calculated based upon 23,015,613 shares of the Issuer’s common stock outstanding as of December 31, 2007.

Item 1.
	(a)	Name of Issuer XTENT, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 125 Constitution Drive, Menlo Park, California 94025

Item 2.
	(a)	Name of Person Filing This Schedule 13G is being filed by Patrick F. Latterell, Stephen M. Salmon, and James N. Woody (each, a “Reporting Person” and collectively, the “Reporting Persons”).
	(b)	Address of Principal Business Office or, if none, Residence The address of each Reporting Person is c/o Latterell Venture Partners, One Embarcadero Center, Suite 4050, San Francisco, California 94111.
	(c)	Citizenship The citizenship of each Reporting Person is the United States of America.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 984141 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Row 9 for the amount beneficially owned by each Reporting Person.
(b) Percent of class: See Row 11 for the percent of class beneficially owned by each Reporting Person.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Row 5 for the voting and dispositive power for each Reporting Person.
(ii) Shared power to vote or to direct the vote See Row 6 for the voting and dispositive power for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of See Row 7 for the voting and dispositive power for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of See Row 8 for the voting and dispositive power for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2008
Date

By:	/s/ Patrick F. Latterell
Patrick F. Latterell

By:	/s/ Stephen M. Salmon
Stephen M. Salmon

By:	/s/ James N. Woody
James N. Woody

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) relating to the Common Stock of XTENT, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such Schedule 13G.  In evidence thereof, the undersigned hereby execute this Agreement as of February 11, 2008.

February 11, 2008
Date

By:	/s/ Patrick F. Latterell
Patrick F. Latterell

By:	/s/ Stephen M. Salmon
Stephen M. Salmon

By:	/s/ James N. Woody
James N. Woody